UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Obsidian Energy Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

674482 10 4

(CUSIP Number)

David A. lorber

FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
(203) 274-9050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,310,746
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,310,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,310,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		22,053,257
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

22,053,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,053,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		518,900
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

518,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

518,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		518,900
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

518,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

518,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR ENERGY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		588,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

588,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR ENERGY GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		588,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

588,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		210,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,417,646
PERSON WITH	9	SOLE DISPOSITIVE POWER

210,000
	10	SHARED DISPOSITIVE POWER

28,417,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,627,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		450,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,417,646
PERSON WITH	9	SOLE DISPOSITIVE POWER

450,000
	10	SHARED DISPOSITIVE POWER

28,417,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,867,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 674482 10 4

1	NAME OF REPORTING PERSON

ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,417,646
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

28,417,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,417,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 674482 10 4

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares and call options purchased by each of the Master Fund and the Canadian Fund, the Shares and call options held in the Separately Managed Accounts and the Shares purchased by the Energy Fund, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 19,620,457 Shares owned directly by the Master Fund is approximately $22,380,757, including brokerage commissions. The aggregate purchase price of the call options exercisable into 2,432,800 Shares owned directly by the Master Fund is approximately $511,259, including brokerage commissions. The aggregate purchase price of the 460,000 Shares owned directly by the Canadian Fund is approximately CAD$1,028,683, including brokerage commissions. The aggregate purchase price of the call options exercisable into 58,900 Shares owned directly by the Canadian Fund is approximately $12,352, including brokerage commissions. The aggregate purchase price of the 4,749,189 Shares held in the Separately Managed Accounts is approximately $9,032,156, including brokerage commissions. The aggregate purchase price of the call options exercisable into 508,300 Shares held in the Separately Managed Accounts is approximately $107,035, including brokerage commissions. The aggregate purchase price of the 588,000 Shares owned directly by the Energy Fund is approximately CAD$974,526, including brokerage commissions. The aggregate purchase price of the 210,000 Shares owned directly by Mr. Loukas is approximately $254,890, including brokerage commissions. The aggregate purchase price of the 450,000 Shares owned directly by Mr. Lorber is approximately $694,348, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 17, 2018, FrontFour Capital issued a press release expressing significant concerns with the Issuer’s capital plan, strategic direction and value proposition to investors. Due to these concerns and in light of its significant long-term shareholdings in the Issuer, FrontFour Capital also requested Board representation. Despite FrontFour Capital’s tireless efforts over the last three months to come to an amicable agreement with the Issuer’s management team and Board on the addition to the Board of one mutually agreed upon independent nominee proposed by FrontFour Capital, FrontFour Capital has been unable to come to an agreement that would avoid a needlessly costly and distracting proxy fight. FrontFour Capital is currently considering all available options, including seeking changes to the composition of the Board at the Issuer’s 2018 Annual Meeting. A copy of the press release is attached as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 504,328,913 Shares outstanding as of November 9, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 13, 2017.

11

CUSIP No. 674482 10 4

As of the close of business on the date hereof, the Master Fund beneficially owned directly 22,053,257 Shares (including 2,432,800 Shares underlying certain call options exercisable within 60 days of the date hereof), the Canadian Fund beneficially owned directly 518,900 Shares (including 58,900 Shares underlying certain call options exercisable within 60 days of the date hereof), 5,257,489 Shares (including 508,300 Shares underlying certain call options exercisable within 60 days of the date hereof) were held in the Separately Managed Accounts, the Energy Fund directly owned 588,000 Shares, Mr. Loukas directly owned 210,000 Shares and Mr. Lorber directly owned 450,000 Shares, constituting approximately 4.4%, less than 1%, approximately 1.0%, less than 1%, less than 1% and less than 1%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund and the Separately Managed Accounts, may be deemed to beneficially own the 27,310,746 Shares directly beneficially owned by the Master Fund and held in the Separately Managed Accounts, constituting approximately 5.4% of the Shares outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 518,900 Shares directly beneficially owned by the Canadian Fund, constituting less than 1% of the Shares outstanding.

Energy Fund GP, as the general partner of the Energy Fund, may be deemed to beneficially own the 588,000 Shares directly owned by the Energy Fund, constituting less than 1% of the Shares outstanding.

Mr. Loukas, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 28,417,646 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which, together with the 210,000 Shares he directly owns, constitute approximately 5.7% of the Shares outstanding.

Mr. Lorber, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 28,417,646 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which, together with the 450,000 Shares he directly owns, constitute approximately 5.7% of the Shares outstanding.

Mr. George, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 28,417,646 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which constitute approximately 5.6% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

12

CUSIP No. 674482 10 4

(b)               Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of the Canadian Fund, FrontFour Corp. and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Canadian Fund.

Each of the Energy Fund, Energy Fund GP and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Energy Fund.

Mr. Loukas has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

Mr. Lorber has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

(c)                The transactions in the securities of the Issuer effected by the Reporting Persons since the filing of the initial Schedule 13D are set forth on Schedule B attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The second, third and fourth paragraphs of Item 6 are hereby amended and restated as follows:

The Master Fund has (a) purchased call options (i) referencing an aggregate of 811,600 Shares, which have an exercise price of $1.10 per Share and expire on May 18, 2018, (ii) referencing an aggregate of 811,300 Shares, which have an exercise price of $1.15 per Share and expire on May 18, 2018, and (iii) referencing an aggregate of 809,900 Shares, which have an exercise price of $1.20 per Share and expire on May 18, 2018, and (b) sold short put options (i) referencing an aggregate of 1,622,900 Shares, which have an exercise price of $0.85 per Share and expire on May 18, 2018, and (ii) referencing an aggregate of 809,900 Shares, which have an exercise price of $1.05 per Share and expire on May 18, 2018.

The Canadian Fund has (a) purchased call options (i) referencing an aggregate of 19,500 Shares, which have an exercise price of $1.10 per Share and expire on May 18, 2018, (ii) referencing an aggregate of 19,800 Shares, which have an exercise price of $1.15 per Share and expire on May 18, 2018, and (iii) referencing an aggregate of 19,600 Shares, which have an exercise price of $1.20 per Share and expire on May 18, 2018, and (b) sold short put options (i) referencing an aggregate of 39,300 Shares, which have an exercise price of $0.85 per Share and expire on May 18, 2018, and (ii) referencing an aggregate of 19,600 Shares, which have an exercise price of $1.05 per Share and expire on May 18, 2018.

The Separately Managed Accounts have (a) purchased call options (i) referencing an aggregate of 168,900 Shares, which have an exercise price of $1.10 per Share and expire on May 18, 2018, (ii) referencing an aggregate of 168,900 Shares, which have an exercise price of $1.15 per Share and expire on May 18, 2018, and (iii) referencing an aggregate of 170,500 Shares, which have an exercise price of $1.20 per Share and expire on May 18, 2018, and (b) sold short put options (i) referencing an aggregate of 337,800 Shares, which have an exercise price of $0.85 per Share and expire on May 18, 2018, and (ii) referencing an aggregate of 170,500 Shares, which have an exercise price of $1.05 per Share and expire on May 18, 2018.

13

CUSIP No. 674482 10 4

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No. Description

99.1	Press Release, dated January 17, 2018

14

CUSIP No. 674482 10 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2018	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Energy Fund

By:	FrontFour Energy GP Inc. as General Partner

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

15

CUSIP No. 674482 10 4

FrontFour Energy GP Inc.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David A. Lorber

/s/ Zachary George
Zachary George

16

CUSIP No. 674482 10 4

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of the Initial Schedule 13D

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FRONTFOUR MASTER FUND, LTD.

May 2018 Call Option ($1.20 Strike Price)	1,216	0.3150	11/20/2017
May 2018 Put Option ($1.05 Strike Price)*	(1,216)	0.1000	11/20/2017
Common Shares	96,518	1.2230	12/08/2017
Common Shares	109,518	1.1961	12/11/2017
Common Shares	220,000	1.1673	12/14/2017
Common Shares	115,000	1.1684	12/15/2017
Common Shares	65,000	1.1714	12/18/2017
Common Shares	45,000	1.1738	12/19/2017
Common Shares	200,000	1.1847	12/20/2017

FRONTFOUR OPPORTUNITY FUND***

May 2018 Call Option ($1.20 Strike Price)	29	0.3150	11/20/2017
May 2018 Put Option ($1.05 Strike Price)*	(29)	0.1000	11/20/2017
Common Shares	3,000	1.5655	01/05/2018
Common Shares	3,000	1.5132	01/17/2018

FRONTFOUR CAPITAL GROUP LLC

(Through Separately Managed Accounts)

Common Shares	(50,000)	1.2438	11/20/2017
May 2018 Call Option ($1.20 Strike Price)	255	0.3150	11/20/2017
May 2018 Put Option ($1.05 Strike Price)*	(255)	0.1000	11/20/2017
Common Shares	20,000	1.2613	12/04/2017
Common Shares	(25,000)	1.3000	12/04/2017
Common Shares	30,000	1.2627	12/05/2017
Common Shares	50,000	1.2330	12/06/2017
Common Shares	(40,000)	1.2282	12/06/2017
Common Shares	25,000	1.2242	12/07/2017
Common Shares	(25,000)	1.2071	12/07/2017
Common Shares	15,482	1.2230	12/08/2017
Common Shares	(40,000)	1.2059	12/08/2017
Common Shares	(50,000)	1.2075	12/08/2017
Common Shares	30,482	1.1961	12/11/2017
Common Shares	(135,000)	1.1884	12/11/2017
Common Shares	(220,000)	1.1643	12/14/2017
Common Shares	(115,000)	1.1641	12/15/2017
Common Shares	(65,000)	1.1643	12/18/2017
Common Shares	(50,000)	1.1690	12/19/2017
Common Shares	(200,000)	1.1764	12/20/2017
Common Shares	115,000	1.3177	01/04/2018
Common Shares	(150,000)	1.3129	01/04/2018

17

CUSIP No. 674482 10 4

FRONTFOUR ENERGY FUND***

Common Shares	124,550	1.5973	11/20/2017
Common Shares	188,750	1.7109	11/21/2017
Common Shares	60,500	1.6558	11/27/2017
Common Shares	60,000	1.6563	11/30/2017

* Represents a short sale.

*** All prices for transactions in Common Shares are in Canadian Dollars and all prices for transactions in options are in U.S. Dollars.

18